RWE

RECEIVED

2007 DEC -3 A 9: 8

File No. 82-4018

November 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07028393

SUPPL

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain
Exemption Under Rule 12g3-2(b) Under the
Securities Exchange Act of 1934

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the notification concerning transactions by persons performing managerial responsibilities pursuant section 15 a of the German Securities Trading Act (WpHG) (Directors' Dealings) dated November 19, 2007 of the RWE Group.

If you have any questions or comments please call the undersigned

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft

ppa - Dr. Döss -

- Alphéus -

Encl.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

RWE

File No. 82-4018

November 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain
Exemption Under Rule 12g3-2(b) Under the
Securities Exchange Act of 1934

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the notification concerning transactions by persons performing managerial responsibilities pursuant section 15 a of the German Securities Trading Act (WpHG) (Directors' Dealings) dated November 19, 2007 of the RWE Group.

If you have any questions or comments please call the undersigned

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft

ppa. - Dr. Döss -

- Alphéus -

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

Notification concerning transactions by persons performing managerial responsibilities pursuant section 15 a WpHG (Directors' Dealings) dated November 19, 2007

Date of the transaction	Name	Reason for the disclosure requirement/ position	Description of the financial instrument	ISIN	Type of the transaction (purchase/sale)	Place (stock exchange)	Price per item / curreny	Number of items	Total amount traded	Underlying instrument*	Strike price*	Price-multiplier*	Expiration date*
16.11.2007	Großmann, Dr. Jürgen	Executive Board	RWE common shares	DE 0007037129	purchase	Frankfurt (Xetra)	87,09	20.000	1.741.800,00	-	-	-	-

* only for derivatives transactions

END

File No. 82-4018